Quantitative Alpha Trading Inc. Announces Resignation of Directors

Toronto, Ontario – August 29, 2012 – Quantitative Alpha Trading Inc. (“QAT”, “the Company”) announces the resignations of Richard Schaeffer as a director, and Benjamin Chesir as a director and officer of QAT.

James McGovern, CEO of the Company, on behalf of the Board of Directors thanks Mr. Schaeffer and Mr. Chesir for their service and contributions to the Company.

About QAT

For more than a decade, QAT has been researching, developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the Company’s proprietary systems use a linked series of computer programs to analyze securities market data in real‐time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF.

For further information:
Contact: Jim McGovern, Chief Executive Officer, QAT  1-416-323-0477, jim@qatinc.com

Except for historic information, the matters discussed in this document contain certain forward looking statements. These statements involve known and unknown risks, delays, uncertainties and other factors not under the Corporation's control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.